

MAIL STOP 4561

February 19, 2008

Paula Mathews, Executive Vice President
Strategic Storage Trust, Inc.
111 Corporate Drive, Suite 120
Ladera Ranch, CA 92694

> **Re:** **Strategic Storage Trust, Inc.**
> **Amendment No. 2 to Form S-11**
> **File No. 333-146959**
> **Filed February 4, 2008**

Dear Ms. Mathews:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Officers and Directors, page 60

1. We note that you have identified in this amendment two director nominees. Please file the consent of each nominee as an exhibit to the registration statement. Refer to Rule 438 of Regulation C.

Employee and Director Long-Term Incentive Plan, page 64

2. We note your response to prior comment 3. We continue to believe that the incentive awards should be included in the table as management compensation.

We note that these awards will be made by you to employees and affiliates of the manager for services performed for the benefit of Strategic Storage Trust. Considering that the recipients are employees of the advisor, these incentive awards would benefit the advisor because the advisor would not pay such awards directly. Any incentive awards paid by you directly to the advisor's employees would effectively increase the incentive payments you are obligated to make to the advisor. Please revise as previously requested to include the incentive awards in the table beginning on page 74.

Exhibit 23.2

3.   The exhibit index indicates that the consent of Powell Goldstein LLP is included in Exhibit 8.1; however, we are unable to locate the consent in the opinion. Please file counsel's consent separately with your next amendment or file a revised opinion that includes counsel's consent.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Wilson Lee at (202) 551-3468 or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Howard Hirsch (via facsimile)